WESTCHESTER CAPITAL MANAGEMENT, LLC

The Merger Fund®

MTD 2011:	0.76%	YTD 2011:	1.33%	Assets in the Fund:	$5.1 billion

November 2011

Position Summary

Top five positions as % of net assets:	26.28%
Average position size:	1.35%
Number of long positions:	60
Number of short positions:	19
% Invested	80.84%
Short positions as a % of net assets:	11.12%

It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Breakdown


3.07%
0.42%
3.57%
0.36%
6.94%
85.64%
United States
Australia
United Kingdom
Canada
Europe ex-U.K.
Asia

By Deal Terms


3.14%
2.50%
11.19%
42.50%
17.64%
23.03%
Cash
Cash & Stock
Undetermined
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
15.68%
13.71%
13.28%
11.93%
10.74%
10.11%
9.12%
5.67%
5.18%
4.57%
Health Care
Energy
Information Tech.
Industrials
Consumer Staples
Financials
Materials
Telecom
Consumer Disc.

THE MERGER FUND®

Past Performance is not indicative of future results.

The performance figures shown above represent past performance and do not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Current month-end performance is available at www.mergerfund.com.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security. Before investing in The Merger Fund, consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, contact your investment professional or view it online at www.mergerfund.com. Please read it carefully.

For more information please call (800)343-8959 Visit us at: www.mergerfund.com

WESTCHESTER CAPITAL MANAGEMENT, LLC Fund Snapshot as of November 2011 Inception: January 31, 1989 Phone: (914) 741 ‐ 5600 Total Fund Assets: USD 5.1 billion Address: 100 Summit Lake Drive Valhalla, NY 10595 and 7.11% annualized since inception. Symbol: MERFX Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Year 2011 0.95% 0.44% 1.00% 0.56% 0.18% -0.25% -1.23% -2.00% -0.83% 1.80% 0.76% 1.33% 2010 0.77% 0.45% 0.51% -0.44% -1.40% 0.39% 1.28% 0.38% 0.57% 0.13% 0.31% 0.44% 3.42% 2009 0.21% -0.28% 2.59% 0.68% 0.00% 1.49% 0.33% 0.80% 0.59% 0.79% 0.39% 0.65% 8.53% 2008 -2.80% 0.89% -1.90% 2.08% 1.49% -2.87% 1.93% 2.16% -2.31% -1.15% -0.62% 1.04% -2.25% 2007 1.02% 0.82% 0.88% 0.69% 1.11% 0.18% -0.61% 1.48% 0.24% 1.21% -2.99% -1.03% 2.95% 2006 1.91% 1.40% 0.73% 0.20% 0.39% 1.69% 0.58% 0.89% 0.63% 0.69% 0.25% 1.12% 10.98% 2005 -0.45% 0.07% -0.07% -0.52% 1.31% 0.13% 1.42% 0.45% 0.00% -3.11% 0.78% 0.87% 0.81% 2004 1.12% 0.07% 0.45% -0.45% 0.13% -0.65% -1.89% 0.60% -0.07% 0.33% 1.19% 1.91% 2.72% 2003 0.51% -0.14% -0.07% 1.60% 1.64% 1.76% 1.11% 0.75% 0.68% 0.88% 0.80% 1.03% 11.05% 2002 0.41% -1.89% 0.76% -1.43% 0.83% -5.28% -5.22% 2.75% 0.15% 0.74% 2.58% 0.16% -5.67% 2001 1.61% 0.82% -1.38% 1.21% 1.64% -1.55% 1.89% 0.80% -3.43% 1.52% -0.75% -0.24% 2.01% 2000 1.49% 1.81% 1.64% 1.55% 0.89% 1.70% 1.43% 1.77% 1.62% 0.95% 1.47% -0.02% 17.56% 1999 0.59% 1.76% 1.15% 1.56% 1.54% 2.69% 1.54% 0.53% 1.05% 1.11% 2.77% -0.12% 17.38% 1998 -0.71% 1.57% 0.07% 1.61% -0.07% 2.00% -0.07% -5.21% -0.79% 2.45% 2.46% 2.18% 5.35% 1997 0.64% 0.00% 0.49% -0.14% 2.46% 1.51% 0.94% 1.80% 0.79% 0.46% 1.49% 0.67% 11.66% 1996 1.13% 1.47% 1.17% 0.75% 1.15% 0.47% -0.67% 1.27% 0.93% 0.00% 1.05% 0.82% 9.95% 1995 1.90% 1.19% 0.66% -0.66% 0.66% 1.68% 1.94% 1.34% 1.60% 0.27% 1.64% 1.10% 14.13% 1994 1.16% -0.38% 0.23% 1.07% 0.68% 0.90% 0.97% 1.69% 0.58% -0.43% -0.72% 1.20% 7.14% 1993 2.09% 0.66% -0.49% 1.31% 1.29% 2.79% 1.96% 1.14% 0.68% 1.50% 1.11% 2.40% 17.69% 1992 1.67% 0.00% 0.58% -0.08% -0.57% -0.58% 3.07% 1.13% 0.79% 0.79% -3.44% 2.01% 5.35% 1991 0.46% 0.28% 2.93% 2.76% 0.61% 1.55% 1.87% 0.58% 0.17% 0.83% 2.54% 1.14% 16.84% 1990 -5.83% 1.68% 3.38% 0.62% 2.63% 0.51% -2.13% -0.52% -7.60% 3.12% 4.86% 1.15% 1.09% 1989 0.99% 2.94% 0.73% 0.65% 1.29% 2.22% 2.33% -4.86% -4.15% 0.25% 4.63% 6.82% 3 month YTD 1‐year 3‐year 5‐year 10‐year Since Inception The Merger Fund® 1.72% 1.33% 1.77% 4.74% 2.96% 3.23% 7.11% S&P 500 TR 2.90% 1.08% 7.83% 14.13% -0.17% 2.91% 8.84% 0.75% 6.69% 5.54% 7.70% 6.15% 5.60% 7.28% Compound ROR Standard Deviation Sharpe Ratio Alpha Beta R Squared Max Drawdown Max Drawdown Length Months to Recover Percent Profitable Periods The Merger Fund® 7.11% 5.38% 1.30 0.06 0.16 0.21 -14.03% 11 16 78.47% S&P 500 TR 8.84% 15.13% 0.64 0.00 1.00 1.00 -50.95% 16 - 63.14% 7.28% 3.84% 1.85 0.07 0.04 0.02 -5.15% 5 8 71.53% The Merger Fund® U.S. Investors/Tax‐exempt U.S. Investors Fund Information Current Performance In November, the Fund returned 0.76%, equivalent to 1.33% YTD, Definitions: The S&P 500 is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. Indices are unavailble for direct investment. Beta measures the volatility of the fund, as compared to that of the overall market. The market’s beta is set at 1.00; a beta higher than 1.00 is considered to be move volatile than the market, while a beta lower than 1.00 is considered to be less volatile; Sharpe Ratio measures reward vs. risk. 3‐month TBill used for risk‐free rate. A higher number is more favorable. Standard Deviation is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment. The Merger Fund® (the “Fund”) is a merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market‐related risk. The goal of this Fund is dual: to provide attractive risk‐adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility‐based risk. Past Performance is not indicative of future results. The performance data included herein represents past performance and does not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Discrepancies between totals and sum of individual months are due to rounding. The Fund imposes a 2% redemption fee on shares redeemed within 30‐days of purchase. Before investing in The Merger Fund, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. Barclays Agg. Bond Historical Returns Statistical Analysis Trailing Period Return Distribution of Returns Barclays Agg. Bond 0 50 100 150 200 250 300 350 400 450 Number of Periods The Merger Fund ‐ MERFX S&P 500 TR Barclays Aggregate Bond Index 0 50 100 150 200 250 300 350 400 450 Number of Periods The Merger Fund ‐ MERFX S&P 500 TR Barclays Aggregate Bond Index 0 200 400 600 Number of Periods Barclays Aggregate Bond Index S&P 500 TR For more information please call (800) 343‐8959 Visit us at: www.mergerfund.com

Private and Confidential

THE MERGER FUND®

The Merger Fund® inception: 1989

Total Net Assets (see "Important Information" below)	
1994	$170,344,179
1995	$245,565,653
1996	$473,784,068
1997	$435,520,113
1998	$346,004,487
1999	$635,332,211
2000	$1,041,696,073
2001	$980,008,098
2002	$822,573,382
2003	$1,344,782,140
2004	$1,650,683,401
2005	$1,260,182,911
2006	$1,525,544,509
2007	$1,606,353,913
2008	$1,276,535,467
2009	$2,262,087,741
2010	$3,913,421,349
2011*	$5,050,632,480

*Through November 2011

IMPORTANT INFORMATION

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of WCM is prohibited.

Private and Confidential

T HE MERGER FUND® Share Class: Ticker Symbol  A: MERFX   WESTCHESTER CAPITAL MANAGEMENT, LLC

 Table of Contents   •Investment Overview  •Investment Philosophy  •Investment Process  •Portfolio Construction  •Risk Management  •Why Invest with Us?  •Meet our Team  •Our Team  •Contact Details  •Important Disclosures    •Firm Overview  •Executive Summary  •About Us  •Portfolio Manager Background  •Investment Resources  •Historical Performance  •Annual Returns vs. Market Indices  •Focus on Absolute Returns  •Why Volatility Matters  •Historical Performance  •Effect of a Rising Rate Environment   2

 FIRM OVERVIEW

 Executive Summary  3   The Merger Fund® is a hedged vehicle which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions.  ●Managed by: Roy Behren and Mike Shannon  Each with over 15 years investment management experience with the Adviser  Extensive expertise in deal analysis, risk assessment and portfolio construction  History of success in investing across the entire capital structure  ●Strong track record utilizing the merger arbitrate strategies through all market cycles  Invested in more than 2,500 corporate reorganizations over three decades  Absolute return oriented - only two down years since inception  Has consistently provided equity-like returns with bond-like volatility since inception.  ●Investment philosophy  Utilizes qualitative, quantitative and fundamental analyses to identify positions  Focuses on highly liquid situations throughout the globe.  Broadly diversified portfolio containing 40-65 positions  Uses macro and sector hedges via the purchase of put options to hedge residual market or sector exposure

8] Firm  ●Founded in 1980  ●Independent; employee owned  ●Merger Arbitrage is our ONLY business   People  ●Institutional infrastructure supported by best-in-class service providers  ●Principals and employees invested alongside clients in all funds  ●No investment professional turnover since firm inception   Scale  ●Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments   We have over 30 years of investment experience for institutional and individual investors.  A bout Us  1As of September 30, 2011. Westchester Capital Management, LLC – Founded in 1980; Green & Smith Investment Management L.L.C. – Founded in 1996. Figures may not add due to rounding.   4

 Roy D. Behren, Portfolio Manager; 2006 - Present  ●Analyst – Westchester Capital Management; 1994 - 2006  ●Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994  ●BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law  Michael T. Shannon CFA, Portfolio Manager; 2006 - Present  ●Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006  ●Analyst – Westchester Capital Management; 1996 - 2005  ●Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996  ●BS, Finance – Boston College   P ortfolio Manager Background   5

Investment Resources  Leveraged Resources  Extensive resources provide for both in-house and outsourced research expertise   6

 HISTORICAL PERFORMANCE

Annualized Returns vs. Market Indices

Inception, January 31, 1989 to September 30, 2011

	YTD	1-year	3-year	5-year	10-year	Since Inception
The Merger Fund®	-1.22%	-0.34%	3.24%	2.63%	3.05%	7.04%
S&P 500	-8.68%	1.14%	1.23%	-1.18%	2.82%	8.42%
Barclays Agg. Bond	6.67%	5.29%	7.99%	6.53%	5.67%	7.34%

The Fund's net operating expenses are 1.41%. Expense ratios are as of the January 28, 2011 prospectus, as supplemented from time to time.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund®	5.39%	1.29	0.21	-14.03%	11	16
S&P 500	15.03%	0.61	1.00	-50.95%	16	-
Barclays Agg. Bond	3.85%	1.86	0.02	-5.15%	5	8

* 3-month T-Bill used for risk-free rate.

[1]Excludes interest expense, borrowing expense on securities sold short and dividends on securities sold short. The performance figures shown above represent past performance and do not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Performance data does not reflect the redemption fee and if it had returns would be lower. Current month-end performance is available at www.mergerfund.com. See Important Disclosures on page 22.

7

 F ocus on Absolute Returns  8  Outperformance can come from limiting losses in down years, which allows for positive compounding of returns.  2  -5.7  11  2.7  0.8  11  3  -2.3  8.52  3.41   -11.9  -22.1  28.7  10.9  4.9  15.8  5.5  -37  26.5  15.06   -40  -35  -30  -25  -20  -15  -10  -5  0  5  10  15  20  25  30  35  '01  '02  '03  '04  '05  '06  '07  '08  '09  '10 Percent (%)   The Merger Fund®  S&P 500   Annualized Returns  The Merger Fund®  3.32%  S&P 500  1.41%   Source: Pertrac - 10-years beginning January 2001 through December 31, 2010. Past performance does not guarantee future results.

 W Volatility Matters   S&P 500 (%)  The Merger Fund® (%)  1996  22.94  9.95  1997  33.35  11.65  1998  28.58  5.30  1999  21.04  17.38  2000  -9.11  17.56  2001  -11.88  2.01  2002  -22.10  -5.67  2003  28.68  11.05  2004  10.88  2.72  2005  4.91  0.81  2006  15.79  10.98  2007  5.49  2.95  2008  -37.00  -2.25  2009  26.46  8.53  2010  15.06  3.42  Q3 2011  -8.68  -1.22  ROR  7.78  5.95  Volatility  16.23  4.66  IRR*  3.57  5.37   Source: Pertrac; Westchester Capital Management, LLC, September 30, 2011. *Internal Rate of Return (IRR): the annualized effective compounded return rate which can be earned on the invested capital. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The S&P 500 Index is an unmanaged composite index of 500 widely held stocks. Indices are unmanaged and unavailable for direct investment. Past performance is not indicative of future results.  9  Internal rate of return (IRR) is what matters in terms of actual performance. A typical investor would not invest in 1996 and let it “ride” until 2011– most people invest every year.  15-Year Effective Compound Rate of Return Assumes$10,000 investment each year   $8,000   $28,000   $48,000   $68,000   $88,000   $108,000   $128,000   $148,000   $168,000   $188,000   $208,000   $228,000  MERFX  S&P 500  16% more dollars with ¼ the volatility of the S&P   Ticker Symbol:  MERFX

Historical Performance

Monthly, Inception – September 2011

	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
JAN		-5.83	0.46	1.67	2.09	1.16	1.90	1.13	0.64	-0.71	0.59	1.49	1.61	0.41	0.51	1.12	-0.45	1.91	1.02	-2.80	0.21	0.77	0.95
FEB	0.99	1.68	0.28	0.00	0.66	-0.38	1.19	1.47	0.00	1.57	1.76	1.81	0.82	-1.89	-0.14	0.07	0.07	1.40	0.82	0.89	-0.28	0.45	0.44
MAR	2.94	3.38	2.93	0.58	-0.49	0.23	0.66	1.17	0.49	0.07	1.15	1.64	-1.38	0.76	-0.07	0.45	-0.07	0.73	0.88	-1.90	2.59	0.51	1.00
APR	0.73	0.62	2.76	-0.08	1.31	1.07	-0.66	0.75	-0.14	1.61	1.56	1.55	1.21	-1.43	1.60	-0.45	-0.52	0.20	0.69	2.08	0.68	-0.44	0.56
MAY	0.65	2.63	0.61	-0.57	1.29	0.68	0.66	1.15	2.46	-0.07	1.54	0.89	1.64	0.83	1.64	0.13	1.31	0.39	1.11	1.49	0.00	-1.40	0.18
JUN	1.29	0.51	1.55	-0.58	2.79	0.90	1.68	0.47	1.51	2.00	2.69	1.70	-1.55	-5.28	1.76	-0.65	0.13	1.69	0.18	-2.87	1.49	0.39	-0.25
JUL	2.22	-2.13	1.87	3.07	1.96	0.97	1.94	-0.67	0.94	-0.07	1.54	1.43	1.89	-5.22	1.11	-1.89	1.42	0.58	-0.61	1.93	0.33	1.28	-1.23
AUG	2.33	-0.52	0.58	1.13	1.14	1.69	1.34	1.27	1.80	-5.21	0.53	1.77	0.80	2.75	0.75	0.60	0.45	0.89	1.48	2.16	0.80	0.38	-2.00
SEP	-4.86	-7.60	0.17	0.79	0.68	0.58	1.60	0.93	0.79	-0.79	1.05	1.62	-3.43	0.15	0.68	-0.07	0.00	0.63	0.24	-2.31	0.59	0.57	-0.83
OCT	-4.15	3.12	0.83	0.79	1.50	-0.43	0.27	0.00	0.46	2.45	1.11	0.95	1.52	0.74	0.88	0.33	-3.11	0.69	1.21	-1.15	0.79	0.13	
NOV	0.25	4.86	2.54	-3.44	1.11	-0.72	1.64	1.05	1.49	2.46	2.77	1.47	-0.75	2.58	0.80	1.19	0.78	0.25	-2.99	-0.62	0.39	0.31	
DEC	4.63	1.15	1.14	2.01	2.40	1.20	1.10	0.82	0.67	2.18	-0.12	-0.02	-0.24	0.16	1.03	1.91	0.87	1.12	-1.03	1.04	0.65	0.44	
YTD	**6.82**	**1.10**	**16.84**	**5.34**	**17.69**	**7.13**	**14.15**	**9.95**	**11.65**	**5.35**	**17.39**	**17.58**	**2.01**	**-5.67**	**11.04**	**2.71**	**0.81**	**10.98**	**2.96**	**-2.26**	**8.52**	**3.41**	**-1.22**

Inception: January 31, 1989. The performance figures shown above for The Merger Fund® are net of all fees and expenses. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Monthly performance figures are not audited. Discrepancies between totals and sum of individual months are due to rounding. Past performance is not a guarantee of future results. See Important Disclosures on page 22.

10

 Effect of a Rising Rate Environment  11  The Merger Fund® as a diversifier to your fixed income portfolio…   Absolute return oriented products theoretically should be partially positively correlated with interest rates, or the cost of capital:  Therefore, if interest rates rise, it should provide a hedge to the decreased value of bonds in one’s portfolio.   Interest Rates Rise  Bond Prices Fall   Interest Rates Rise  Rates of Return Potential Rise

 INVESTMENT OVERVIEW

 Investment Philosophy   ●Create a portfolio of high conviction ideas from global markets  ●Invest in highly liquid situations across the globe  –Although we invest principally in equities, we are capital-structure agnostic.  ●Focus on absolute returns, not relative value  –We fully hedge directional correlation and exposure both at the individual deal level and at the macro level, and  –At the same time, we concentrate on minimizing volatility and transaction risk.  ●Avoid speculative situations; we do not invest on rumor  –Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.    Our investments are predicated ONLY on the successful completion of the corporate event.   12

 Investment Process  Idea Generation  Primary research targeting merger-arbitrage situations and other event-driven opportunities Analysis  Forecasts of the trade’s upside, downside and probability of success  Primary research, including company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts. Portfolio Optimization  Security selection, position sizing and ongoing monitoring  Calculation of both the expected return (reward) and variability (risk) of the outcomes and, ranking of the potential investments we are tracking to determine the price at which we would transact.  We favor positions with higher reward-to-risk ratios rather than higher gross returns.   13

 Portfolio Construction   •Focus on targeted number of high conviction positions  −Approximately 45-60 active long and short positions  −Typical position size: 1.5% - 2.0%  −Typical international exposure: 30%  •Hedge directional correlation and exposure both at the individual deal level and macro level  •Typical position holding period: 3 – 5 months  •Actively manage portfolio composition  •Ensure position and portfolio liquidity in order to maintain the ability to easily reallocate capital  •Our de-risking process triggers when:  −(1) risk/reward relationship is no longer favorable,  −(2) there is concern about the status of the transaction    The Fund only invests in publicly announced, highly liquid situations that have a defined “date with destiny”.  14

20]Risk Management  The Fund attempts to maintain a low correlation with markets through the following use of sector/industry/market and currency hedges:  Stock-for-Stock transaction: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction  Residual Market or Sector Exposure: hedge through use of macro sector hedges, typically via put options  Foreign Transactions: make forward sales of the currency to be paid as of the expected date of deal closing   15   Guidelines  Position Size  <10% of Fund net assets  Industry Exposure  <25% of Fund net assets

 Why Invest with Us?   Having invested in over 2,500 corporate reorganizations and other event-driven situations, we’re among the most experienced players in our space.  Our scale and strong Wall Street relationships give us a competitive edge when it comes to research, trading and access to hard-to-borrow securities.  Our interests are completely aligned with those of our investors. WCM limits personal trading, and each of our portfolio managers has committed the bulk of his investable assets to one or more of our funds.  7.04% annualized return; 5.39% standard deviation; 0.21 correlation to the market since inception.   16   Inception, January 31, 1989 through September 30, 2011. The performance figures shown above represent past performance and do not guarantee future results. The Fund’s share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Performance data does not reflect the redemption fee and if it had returns would be lower. Current month-end performance is available at www.mergerfund.com. See Important Disclosures on page 22.

 MEET OUR TEAM

 Investment Management Team   Roy D. Behren, born 1960, came to WCM in 1994 from the U.S. Securities and Exchange Commission and became a Managing Member of WCM as of December 31, 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. He then joined the SEC's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks’ Board of Directors and its Audit Committee. He is a co-portfolio manager for Westchester Capital Management, LLC and affiliate, Green & Smith Investment Management L.L.C. and was their Chief Compliance Officer from September 2002 through June 2010.  Michael T. Shannon, born 1966, joined WCM in 1996 and became a Managing Member of WCM as of December 31, 2010. He received a B.S. in Finance from Boston College and was subsequently hired by J.P. Morgan, where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments. After a brief stint as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co. from March 2005 to May 2006, he rejoined WCM as co-portfolio manager. Mike, who holds a Chartered Financial Analyst certification, is a member of the New York Society of Security Analysts and the CFA Institute.  17

 Investment Management Team  Robert K. Lynch, born 1968, was hired as WCM’s Director of Research in May 2005. He was formerly a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM. He graduated from Brown University and received his MBA from Columbia University. Rob was a senior risk arbitrage analyst in the equity derivatives group at Société Générale. Abraham R. Cary, born 1975, is WCM’s head trader, having joined the firm in January 2002. Before joining WCM, he was Vice President and Senior trader on the risk arbitrage desk of Crédit Lyonnais. After graduating from Middlebury College with a B.A. in Geography and French, Abe was hired by the equity derivatives group at Société Générale as a risk arbitrage trader.  Benjamin E. Kunofsky, born 1986, joined WCM as Assistant Trader in 2010. Ben graduated from Middlebury College in Middlebury ,Vermont, completing his B.A. in Mathematics and Religion in 2009.   18

 Business and Operations Management  Bruce J. Rubin, born 1959, joined WCM as Chief Operating Officer in 2010. Bruce had previously spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce practiced law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including President and CEO of PaineWebber Properties and CAO at Lightyear Capital, a private equity fund. He became the Chief Compliance Officer for Westchester Capital Management, LLC and affiliate Green & Smith Investment Management L.L.C. as of July 2010. Jody Harris-Stern, born 1975, joined WCM as Director of Business Development in 2010. Jody was formerly Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut. She received a B.A. from Saint Michael’s College in Business and Economics. Jody began her financial career at Zweig Advisors and held a number of positions within the firm. She spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Jennifer A. Coppola, born 1980, joined WCM as Assistant Controller in 2011. She was formerly an Audit Manager at Ernst & Young’s New York FSO Assurance practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. She graduated from Pace University with both a BBA and MBA in Accounting. Jennifer is also a certified public accountant licensed in New York State.   19

 Business and Operations Management (cont.)  Jane Perl, Stacey Fornabaio, Robin Grosso and Laura Morgan comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.  20

 Contact Details   Director of Business Development  Name:  Jody Harris-Stern  Address:  WESTCHESTER CAPITAL MANAGEMENT, LLC  Green & Smith Investment Management L.L.C.  100 Summit Lake Drive  Valhalla, NY 10595  Phone:  914 741 - 5600  Fax:  914 741 - 5737  Email:  Jharris-stern@mergerfund.com  Website:  www.mergerfund.com   21

 Important Disclosures  22   •An investor should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The statutory and summary prospectus contain this and other information about the Fund. To obtain a prospectus, please call your financial advisor or visit us at www.mergerfund.com. Please read the prospectus carefully before investing.  •Mutual fund investing involves risk. Principal loss is possible. The Fund’s merger arbitrage investment risk is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. The Fund’s risks also include non-diversification, short sales and options, leverage and foreign investments. Please refer to the prospectus for more information.  •Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund’s holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund’s performance. Investors cannot directly invest in the indices.  •Definitions: S&P 500 is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. You cannot invest directly in an index. The Barclays Capital Aggregate Bond Index is a market capitalization-weighted index includes Treasury securities, Government agency bonds, Mortgage-backed bonds, Corporate bonds, and a small amount of foreign bonds traded in U.S; Correlation is calculated using R-Squared; a measure that represents the percentage of a fund’s movements that can be explained by movements in a benchmark index. A fund with a low R-squared doesn't act much like the index; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.  •The Merger Fund® is charged a management fee equal to 1.00% on net assets up to $1.5 billion, 0.9% on net assets between $1.5 billion and $2.0 billion, 0.8% on net assets between $2.0 billion and $5.0 billion and 0.75% on net assets over $5.0 billion. The Merger Fund ® imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Current month-end performance is available at www.mergerfund.com.  •Quasar Distributors, LLC provides filing administration for The Merger Fund®.

WESTCHESTER CAPITAL MANAGEMENT, LLC Third Quar ter 2011 Por t fol io Manager Q&A
 Q. How would you describe your investment strategy? Do you stay within this style at all times, or do you modify it as market conditions change?  Roy D. Behren  Portfolio Manager  Westchester Capital  Management

 Michael T. Shannon  Portfolio Manager  Westchester Capital  Management

 A. We’re in the merger-arbitrage business. Under normal market conditions, The Merger Fund invests at least 80% of its assets in the equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and a variety of hedging strategies are employed in our efforts to limit market-related risk. The mix of deals in our portfolio may change with economic and market conditions, but the fundamental investment strategy remains the same.  Q. What is an arbitrage “spread”?  A. It’s the difference, expressed either in dollars or as a percentage, between the current price of a takeover stock and the deal price.  Q. Do you perform your own research or do you use Street research?  A. We perform our own primary research and supplement it with Street research as required. We also routinely employ the services of outside advisers, including industry consultants and lawyers with antitrust or other regulatory expertise.  Q. How many investment professionals do you have on staff?  A. We have five investment professionals, a Chief Operating/Chief Compliance Officer, a Business Development Officer, an Assistant Controller and four people in the middle office.

2 Q. What is the maximum amount that The Merger Fund® can invest in any one company or in any one industry? A. There is no restriction on the amount that the Fund may invest in any one long position, provided that no single industry group represents more than 25% of net assets. As a practical matter, the Fund’s individual arbitrage investments rarely approach 10% of net assets, and our median position size is currently less than 2%. Q. Do you typically visit the companies you are interested in before making the decision to buy? A. We rarely visit companies before purchasing shares, but unlike many other arbitrageurs, we often meet with management during the pendency of the transaction. These face-to-face meetings are an important element of our research process. Q. Which arbitrage situations fall within your investment universe? A. We typically invest only in publicly announced deals in which the target company has a market capitalization of greater than $400 million. Q. How do you evaluate potential investments? A. Our analysis of the deal includes consideration of the strategic rationale for the transaction, the history and reputation of the management teams involved, the conditions attached to completion of the deal, regulatory issues, liquidity, timing, downside and rate of return. Q. What are your criteria for selling a position? A. We will sell a position if the arbitrage spread narrows to a level at which the risk-reward ratio is no longer favorable or if we become concerned about the status of the transaction; otherwise, we hold the position through completion of the deal. Q. How long is your average holding period? A. Our average holding period is three to four months, roughly the amount of time it takes for most deals to be completed.

3 Comparison of Quarterly Merger Activity January 2005 – September 2011 Source: Bloomberg M&A Advisory League Tables Q. Do you consider The Merger Fund® to be tax efficient? A. No, since most of our gains are short-term. Q. Does the Fund invest in hostile deals? A. Yes. Unsolicited takeover attempts can represent attractive arbitrage opportunities, although researching these situations typically requires a somewhat different analytical framework. Q. Aren’t hostile deals more risky than friendly ones? A. Not necessarily. And whether the deal is friendly or hostile, every investment that we make must pass the same rigorous qualitative and quantitative screens designed to identify those situations offering the most favorable risk-reward ratios. Q. Do you ever invest in a deal before a definitive agreement has been signed? A. Yes. Sometimes we get involved when a company announces that it has hired investment bankers to explore a possible sale or other type of corporate reorganization. Hostile deals fall into this category, as well. Q. Does The Merger Fund® invest in foreign takeover situations? A. Yes. In recent years, some of our most compelling arbitrage opportunities have been found in Europe, and non-U.S. transactions have represented as much as 40% of the Fund’s portfolio. Q. What risks are associated with your arbitrage strategy? How do you mitigate these risks? A. The principal risk is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated. To mitigate the risk of a broken deal, we carefully research potential investments, maintain a diversified portfolio of approximately 40-65 deals and avoid outsized positions. To mitigate market-related risk in stock-for-stock mergers with fixed exchange ratios, we sell short the acquiring company’s shares or otherwise hedge the position. Sometimes we also employ macro hedges. Q. Do you use derivatives? A. Yes, typically for hedging purposes or as a more tax-efficient way to invest in foreign transactions.

Q. How would your strategy be affected by a pronounced slowdown in merger and acquisition activity? Would you look at other investment strategies? Would you make bigger bets on existing positions? What is your outlook for deal-making over the next year or so?

A. During periods of reduced merger activity, the Fund would hold more cash. We would not look at other investment strategies, increase our average position size or compromise our deal-selection criteria. Nor would we fundamentally change an investment approach that has served us well for nearly 30 years.

We've been predicting an upturn in the pace of corporate consolidation for a while now, and it finally seems to be happening. We believe that the financial crisis caused many potential acquirers to put their takeover plans on hold and that there is considerable pent-up demand for both strategic and financial transactions. Cash-heavy balance sheets, the ready availability of debt financing and low interest rates and improving boardroom confidence – helped by the prospect of a more business-friendly political climate – should all make it easier to put deals together. And, it is also true that many companies, especially those whose organic growth prospects are less than stellar, don't have the luxury of sitting on the M&A sidelines; doing deals may represent one of the few opportunities to enhance shareholder value. The bottom line is that we are optimistic that the strategy should be presented with a full plate of attractive investment opportunities in the months and years ahead.

Q. Can the Fund employ leverage?

A. The Fund is typically about 95% - 97% invested and typically does not utilize leverage however per prospectus the Fund is able to use modest amounts. The leverage limits are defined by the SEC 40-Act rules stating that the Fund cannot borrow more than 33 1/3% of the Fund's total assets.

	1 year	5 year	10 year	Since Inception*
The Merger Fund®	-0.34%	2.63%	3.05%	7.04%
S&P 500	1.14%	-1.18%	2.82%	8.42%
Barclays Agg.	5.29%	6.53%	5.67%	7.34%

Q. What is your long-term rate-of-return objective for The Merger Fund®? What level of volatility do you target? How have you done?

A. From the Fund's inception date on January 31, 1989 through September 30, 2011 the Fund has returned 7.04% annually and has only had two calendar years of negative performance. The Fund's beta has averaged less than 0.20 and its standard deviation has been roughly one-third that of the S&P 500. Please see above table for more detail.

**January 1989. The performance figures shown above represent past performance and do not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Performance data does not reflect the redemption fee and if it had returns would be lower. Current month-end performance is available at www.mergerfund.com.*

Q. Are your employees encouraged to invest their own money in the Fund?

A. Westchester Capital Management, the Fund's adviser, invests 100% of its pension and profit-sharing plan in The Merger Fund. The portfolio managers have a significant portion of their investable assets in the Fund or our hedge funds, and the majority of our employees have personal money (in addition to their pension assets) invested in one or more of our investment vehicles.

Past performance does not guarantee future results.

4

5 Q. Why should investors consider using your fund over other funds in this category? In other words, what is your edge? A. Having invested in more than 2,500 corporate reorganizations over three decades that have seen an extraordinary range of market conditions, the adviser’s portfolio-management team is one of the most experienced and battle-tested in the merger-arbitrage business. With over $5 billion in assets under management, Westchester Capital Management is also one of the largest players in its investment specialty, and this scale, together with the company’s reputation for professionalism and integrity, has fostered valuable relationships with Wall Street research, trading and stock-loan departments and their European counterparts. In addition to these long-standing competitive advantages, the adviser has developed an advanced suite of quantitative risk-management tools, which we believe have proven themselves since their implementation in 2006 in extremely challenging market environments. Q. How long have you been managing The Merger Fund®? A. Since its inception in 1989. Q. How often do you provide updates to the Fund’s shareholders? A. We provide quarterly letters, which we believe are among the most detailed in the mutual-fund industry, and annual and semi-annual reports. Q. What are your total assets under management? A. Westchester Capital Management and its affiliate, Green & Smith Investment Management, manage approximately $5.2 billion. Q. At what point would you consider closing The Merger Fund®? A. We would consider closing the Fund if faced with large inflows and not enough opportunities to put the money to work. The Fund has closed to new investors three times in its 20-year history. Q. Has The Merger Fund®, its adviser or any employee of the adviser ever had a regulatory problem? A. No. Q. Have you experienced much staff turnover? A. Virtually none. With the return of its former director of research after one year with another firm, the adviser can represent that it has never lost an investment professional. With over 30 years of experience, and having invested in over 2,500 corporate reorganizations and other event-driven situations, we’re among the most experienced players in our space. Our scale and strong Wall Street relationships have provided us a competitive edge when it has come to research, trading and access to hard-to-borrow securities. Our interests are completely aligned with those of our investors. WCM limits personal trading, and each of our portfolio managers has committed the bulk of his investable assets to one or more of our funds.

6 An investor should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The statutory and summary prospectus contain this and other information about the Fund. To obtain a prospectus, please call your financial advisor or visit us at www.mergerfund.com. Please read the prospectus carefully before investing. Mutual fund investing involves risk. Principle loss is possible. The Fund’s merger arbitrage investment risk is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. The Fund’s risks also include non-diversification, short sales and options, leverage and foreign investments. Please refer to the prospectus for more information. The views expressed are as of September 30, 2011 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials. Please note that past performance is not a guide to the future. Potential for profit is accompanied by the possibility of loss. The value of investments and the income from them may go down as well as up and investors may not get back the original amount invested. The information contained in this document does not constitute a distribution, nor should it be considered a recommendation to purchase or sell any particular security or fund. The information and opinions contained in this document have been compiled or arrived at based upon information obtained from sources believed to be reliable and in good faith. All such information and opinions are subject to change without notice. A number of the comments in this document are based on current expectations and are considered “forward-looking statements”. Actual future results, however, may prove to be different from expectations. The opinions expressed are a reflection of Westchester Capital Management’s best judgment at the time this document is compiled and any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise is disclaimed. Furthermore, these views are not intended to predict or guarantee the future performance of any individual security, asset class, markets generally, nor are they intended to predict the future performance of any Westchester Capital Management account, portfolio or fund. Definitions: The S&P 500 is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. The Barclays Capital Aggregate Bond Index is a market capitalization-weighted index includes Treasury securities, Government agency bonds, Mortgage-backed bonds, Corporate bonds, and a small amount of foreign bonds traded in U.S. You cannot invest directly in an index. Beta measures the volatility of the fund, as compared to that of the overall market. The market’s beta is set at 1.00; a beta higher than 1.00 is considered to be move volatile than the market, while a beta lower than 1.00 is considered to be less volatile; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. Standard Deviation is the degree by which returns more relative to the average return. The higher the standard deviation, the greater the variability of the investment; Market capitalization is the market price of an entire company, calculated by multiplying the number of shares outstanding by the price per share. Quasar Distributors, LLC provides filing administration for Westchester Capital Management, LLC. Westchester Capital Management, LLC 100 Summit Lake Drive, Valhalla, NY 10595 ● (914) 741-5600 ● (Fax (914) 741-2950

Name  Responsibilities  Investment Experience  Education  Abraham R. Cary  Head Trader  Research Analyst  Joined WCM in 2002  ● Head Trader - WCM (2002 – Present)  ● Vice President and Senior Trader, Risk Arbitrage – Crédit Lyonnais (1999 – 2001)  ● Risk Arbitrage Trader – Société Générale (1997 – 1999)   Middlebury College, B.A., Geography and French  Benjamin E. Kunofsky  Assistant Trader  Joined WCM in 2010  ● Assistant Trader - WCM (2010 – Present)   Middlebury College, B.A., Mathematics and Religion  Frederick W. Green  Founder  Retired  ● Founder – Westchester Capital Management (1980 – 2010)  ● Senior Portfolio Strategist, Member Investment Policy Committee – Goldman, Sachs & Co. (1977 – 1980)  ● Portfolio Strategist – Kidder, Peabody & Co. (1972 – 1977)   Princeton University, A.B.,  Economics

Our Team Business Management and Support Name Responsibilities Investment Experience Education Bruce J. Rubin Chief Operating Officer Chief Compliance Officer Joined WCM in 2010 ● Chief Operating Officer/Chief Compliance Officer – WCM (2010 – Present) ● Chief Operating Officer – Seneca Capital (2005 – 2009) ● Chief Administrative Officer – Lightyear Capital (2001 – 2004) ● President and CEO – PaineWebber Properties (1996 – 2000) Stanford University, B.A. (Honors), Political Science Stanford Law School, J.D. Jody Harris - Stern Director of Business Development Joined WCM in 2010 ● Director of Business Development – WCM (2010 – Present) ● Chief Marketing Officer and Head of Business Development - Southridge LLC (2009 – 2010) ● Executive Director, National Sales Manager – UBS Global Asset Management (2001 – 2009) ● Assistant Vice President – Zweig Advisors/Phoenix Investment Partners (1997 – 2001) Saint Michael’s College, B.A., Business and Economics Jennifer A. Coppola Assistant Controller Joined WCM in 2011 ● Assistant Controller – WCM (April 2011 – Present) ● Audit Manager - Ernst and Young (2003 – 2011) Pace University, BBA., Accounting Pace University, MBA, Accounting CPA, New York State

Our Team Name Responsibilities Investment Experience Education Middle Office An experienced and critical component of WCM’s investment management and control infrastructure: ● Jane Perl – Joined WCM in 1988 ● Stacey Fornabaio – Joined WCM in 1996 ● Robin Grosso – Joined WCM in 2000 ● Laura Morgan – Joined WCM in 2005 3

WESTCHESTER CAPITAL MANAGEMENT, LLC
 Historical Dividend and Capital Gain Distributions Inception, 1989 through 2010 Record Date Ex-Date Payment Date Reinvest Date Net Investment Income* Capital Gains Short-Term* Capital Gains Long-term Total Distribution Reinvest Price 02/21/89 22-Feb-89 22-Feb-89 22-Feb-89 0.03740 - - 0.03740 $11.94  12/21/89 22-Dec-89 29-Dec-89 22-Dec-89 - 1.09250 - 1.09250 11.34 02/15/90 15-Feb-90 15-Feb-90 15-Feb-90 - 0.05200 - 0.05200 10.98 12/21/90 24-Dec-90 28-Dec-90 24-Dec-90 - 0.72500 - 0.72500 10.74 12/23/91 24-Dec-91 31-Dec-91 24-Dec-91 0.03000 0.67500 - 0.70500 11.98 12/23/92 24-Dec-92 31-Dec-92 24-Dec-92 - 0.63600 - 0.63600 11.91 06/30/93 1-Jul-93 6-Jul-93 1-Jul-93 - 0.03170 - 0.03170 12.91 12/23/93 27-Dec-93 31-Dec-93 27-Dec-93 - 1.05600 0.00900 1.06500 12.91 12/23/94 27-Dec-94 27-Dec-94 27-Dec-94 - 0.70500 0.00360 0.70860 13.06 12/27/95 28-Dec-95 28-Dec-95 28-Dec-95 0.07700 0.82500 - 0.90200 14.10 12/30/96 31-Dec-96 31-Dec-96 31-Dec-96 0.18700 1.01600 0.22300 1.42600 14.11 12/30/97 31-Dec-97 31-Dec-97 31-Dec-97 0.02900 1.54050 0.03460 1.60410 14.15 12/29/98 30-Dec-98 30-Dec-98 30-Dec-98 0.22010 1.03310 0.06660 1.31980 13.50 12/15/99 16-Dec-99 16-Dec-99 16-Dec-99 0.07280 1.14760 - 1.22040 14.71 12/27/00 28-Dec-00 28-Dec-00 28-Dec-00 0.13830 1.64980 - 1.78810 15.52 12/26/01 27-Dec-01 27-Dec-01 1-Dec-01 0.20960 0.85100 - 1.06060 14.75 12/26/02 27-Dec-02 27-Dec-02 27-Dec-02 0.20280 - - 0.20280 13.73 12/26/03 29-Dec-03 29-Dec-03 29-Dec-03 0.03570 - - 0.03570 15.19 12/27/04 28-Dec-04 28-Dec-04 28-Dec-04 0.00201 0.20017 - 0.20218 15.38 12/28/05 29-Dec-05 29-Dec-05 29-Dec-05 0.00918 0.86514 - 0.87432 14.67 12/27/06 28-Dec-06 28-Dec-06 28-Dec-06 0.11126 0.54884 - 0.66010 15.61 12/27/07 28-Dec-07 28-Dec-07 28-Dec-07 0.37086 0.68830 - 1.05916 14.98 12/29/08 30-Dec-08 30-Dec-08 30-Dec-08 0.30247 0.05504 - 0.35751 14.18 12/28/09 29-Dec-09 29-Dec-09 29-Dec-09 0.00029 - - 0.00029 15.55 12/28/10 29-Dec-10 29-Dec-10 29-Dec-10 - 0.28983 - 0.28983 15.78 *Net Investment Income and Short-Term Capital Gains are considered ordinary income for tax purposes and are taxed at the same federal tax rate. For specific tax-related questions, please consult your attorney or accountant for advice. Definitions Record Date: This date determines if a client is entitled to receive the dividend and/or capital gains. Accounts that own shares based on trade date positions (as of close of business) will be entitled to receive the dividend and/or capital gains distribution (i.e., if a client sells shares on the record date, he will not be entitled to the distribution on the amount of shares sold. Ex-date: Date on which the fund's shares trade without the dividend and/or capital gains distributions. The fund's NAV is adjusted by the amount of the divident and/or capital gains distributions, plus or minus any market fluctuations. Dividend reinvestments are calculated using the ex-date's NAV. Reinvest date: Date on which a fund pays a dividend and/or capital gain distributions, using that day’s NAV to calculate the number of shares credited to a shareholder who reinvests dividends and/or capital gains. Before investing in The Merger Fund®, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data, contact your investment professional or view it online at www. mergerfund.com. Please read it carefully.

WESTCHESTER CAPITAL MANAGEMENT, LLC As of September 30, 2011Inception:January 31, 1989Phone:(914) 741 - 5600Total Fund Assets:USD 4.9 billionAddress:100 Summit Lake DriveValhalla, NY 10595and 7.04% annualized since inception.Symbol:MERFX0.533.418.52-2.262.9610.983.787.252.637.1217.685.3411.04-5.612.0117.5717.385.3516.831.1111.649.9614.159.385.09-0.724.57-5.871.284.205.903.573.85-2.463.510.522.413.581.534.961.883.040.03199319920.921.133.822000-1.220.50JuneSeptember2.754.09DecemberYTD-4.01-1.452.182.251.730.881.840.621.9919901989March2.411.742.51-3.79200320022001199120043.801.002.262.263.691.035.033.53-0.451.640.29-0.74199420052.67199919982011201020092008200720062.290.91-0.975.081.68199719961995-0.48Past Performance is not indicative of future results.The performance data included herein represents past performance and does not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30-days of purchase. Before investing in The Merger Fund, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully.The goal of this Fund is dual: to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility-based risk.Quarterly Performance Since Inception6.700.812.703.934.993.802.62-1.013.273.825.052.63-10.045.48-1.232.39-0.82The Merger Fund®U.S. Investors/Tax-exempt U.S. InvestorsFund InformationIn 3Q 2011, the Fund returned -4.01%, equivalent to -1.22% YTD,The Merger Fund® (the “Fund”) is a merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market-related risk.4.903.16-6.022.561.721.102.111.87-1.37-0.74-2.832.07-1.493.452.73 For more information please call (800) 343-8959 Visit us at: www.mergerfund.com

ABOUT The Merger Fund OUR TEAM PERFORMANCE PORTFOLIO DATA FACT SHEET MANAGERS' Q&A QUARTERLY LETTERS FILINGS APPLICATIONS CONTACT US HOME NEW! ACCOUNT ACCESS The Merger Fund VL OVERVIEW - INVESTMENT APPROACH The Merger Fund® seeks capital growth by investing the bulk of its assets in companies involved in pending mergers, takeovers and other corporate reorganizations. For most of its investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction. Takeover stocks normally trade at a discount to the deal price because of the time value of money and the risk that the transaction won’t be consummated on its original terms or at all. The size of this discount, known as the arbitrage "spread," is influenced both by general market conditions and by deal-specific considerations that affect the transaction's timing and perceived probability of success. When investing in an all-cash takeover, the Fund typically attempts to capture the arbitrage spread by establishing a long position in the target company's shares following the deal's announcement—we never invest on rumors. The position is generally held until the deal closes, at which point the target's shares are exchanged for cash. The Fund's holding period may range from a few months to well over a year, although most of the Fund's gains are shortterm in nature. When investing in a stock-for-stock merger involving a fixed exchange ratio, the Fund normally combines a long position in the target with a short position in the acquirer. In this way the Fund is able to "lock in" the arbitrage spread between the two securities and is indifferent to fluctuations in the acquirer's stock price during the pendency of the transaction. Upon completion of the merger, shares in the target are exchanged for the acquirer's shares, and the short position is closed out. Risk management is more than just a buzzword at The Merger Fund®. Capital preservation has always been high on our list of priorities, and the Fund's managers go to great lengths to protect the portfolio against outsized losses. The Fund's risk-management process begins with a disciplined, researchintensive approach to deal selection. Not all arbitrage opportunities offer the risk-reward profile the Fund requires. Moreover, because merger arbitrage is an extremely dynamic investment approach, a simple buy-and-hold strategy for those deals that do pass muster would not serve the interests of our shareholders. The Fund's holdings are constantly being adjusted as stock prices change and new information becomes available. In "right-sizing" positions on a day-to-day basis, the Fund's managers rely on the judgment that comes from having invested in more than 2,500 mergers and takeovers. They also rely on an advanced suite of quantitative portfolio-management tools that allow them to rank each deal in the Fund's investment universe and determine ABOUT The Merger Fund® Page 1 of 2 The Merger Fund 12/28/2011 http://www.mergerfund.com/about.html the price at which they would buy or sell any given stock. Portfolio diversification is another important element of the Fund's riskmanagement strategy. No matter how much we like a particular arbitrage situation, we won't bet the ranch on it. The Merger Fund® also routinely employs a variety of hedging strategies to limit market-related risk. Some of these hedges are deal-specific, while others are designed to help insulate the portfolio from unfavorable market conditions that could have a negative effect on arbitrage spreads in general. With these hedges in place, the principal risk associated with the Fund’s merger-arbitrage strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Assessing deal risk, of course, is one of our core competencies. Q&A about the Fund click here to download Company Bios click here to view Documents are in PDF format. To read a PDF file, you must first have Adobe Acrobat Reader installed. Click here to download Adobe Acrobat Reader for free. Page 2 of 2 The Merger Fund 12/28/2011 http://www.mergerfund.com/about.html the price at which they would buy or sell any given stock. Portfolio diversification is another important element of the Fund's riskmanagement strategy. No matter how much we like a particular arbitrage situation, we won't bet the ranch on it. The Merger Fund® also routinely employs a variety of hedging strategies to limit market-related risk. Some of these hedges are deal-specific, while others are designed to help insulate the portfolio from unfavorable market conditions that could have a negative effect on arbitrage spreads in general. With these hedges in place, the principal risk associated with the Fund’s merger-arbitrage strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Assessing deal risk, of course, is one of our core competencies. Q&A about the Fund click here to download Company Bios click here to view Documents are in PDF format. To read a PDF file, you must first have Adobe Acrobat Reader installed. Click here to download Adobe Acrobat Reader for free. Page 2 of 2 The Merger Fund 12/28/2011 http://www.mergerfund.com/about.html

3Q 2011 Investor Letter is now available. Click here. 3Q 2011 Portfolio Snapshot detailing portfolio composition, attribution and performance is now available. Click here. The performance data quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Click here for the Fund's most recent month-end performance data. An investor should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The current prospectus contains this and other information about the Fund. To obtain a prospectus, click here. Please read the prospectus carefully before investing. Page 2 of 2 The Merger Fund 12/28/2011 http://www.mergerfund.com/index.html

ABOUT The Merger Fund OUR TEAM PERFORMANCE PORTFOLIO DATA FACT SHEET MANAGERS' Q&A QUARTERLY LETTERS FILINGS APPLICATIONS CONTACT US HOME NEW! ACCOUNT ACCESS The Merger Fund VL FOR ALL SHAREHOLDER ACCOUNT INQUIRIES AND REQUESTS: The Merger Fund® (800) 343-8959 U.S. Bancorp Fund Services LLC Administrator, Transfer Agent and Custodian FOR INQUIRIES REGARDING OUR INVESTMENT STRATEGY: Westchester Capital Management, LLC Investment Adviser Email: operations@mergerfund.com CONTACT US Page 1 of 1 The Merger Fund 12/28/2011 http://www.mergerfund.com/contact.html